December 3, 2010
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Ms. Lyn Shenk

Re:	Visteon Corporation Registration Statement on Form S-1 Filed on October 22, 2010 File No. 333-170104 Form 10-K for Fiscal Year Ended December 31, 2009 Filed on February 26, 2010 File No. 1-15827
Dear Ms. Shenk:
This letter is in response to your comment letter dated November 18, 2010 with respect to the above-referenced filings. Your comments are reproduced below in bold italics, followed in each case by the response of Visteon Corporation (the “Company”).
Form S-1 filed on October 22, 2010
Incorporation by Reference of Certain Documents, page iv
1. Please revise to incorporate by reference your Form 10-Q for the period ended September 30, 2010.
In response to your comment, we amended our Registration Statement on Form S-1 to incorporate by reference our Quarterly Report on Form 10-Q for the period ended September 30, 2010.

Unaudited Pro Forma Consolidated Financial Statements, page 8
Fresh Start Adjustments, page 9
2. Please revise to disclose the method you used to determine your reorganization value including the specific assumptions used. Please refer to ASC 852-10-50-7(c) for further guidance.
In response to your comment, we have amended our Registration Statement on Form S-1 to disclose the methods we used to determine our reorganization value, and the assumptions used including discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value. Additionally we provided information regarding any sensitive assumptions about which there is a reasonable possibility of the occurrence of a variation that would significantly affect reorganization value and any other assumptions about anticipated conditions that are expected to be different from current conditions, unless otherwise apparent. We note that this information is also expected be included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2010.
Pro Forma Financial Information, page 9
3. Please update and revise your Pro Forma Financial Statements as of and for the nine months ended September 30, 2010.
In response to your comment, we have amended our Registration Statement on Form S-1 to provide updated and revised Pro Forma Financial Statements as of and for the nine months ended September 30, 2010.
Form 10-K for Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results from Operations, page 31
4. We note your discussion and analysis of costs of sales is limited to the context of gross margin, which does not address your expenses directly. We believe your gross margin disclosures should be supplemented with, or preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of gross margin). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of sales, such as labor, materials, or other components, to the extent material. In addition, where discussing changes in these significant components, please provide total amounts in addition to the changes to provide context to readers. We believe the use of tables will help in this regard.

In response to your comment, we will expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future quarterly and annual reports to include a discussion and analysis of costs of sales, in the general form attached hereto as Annex A (using for this purpose 2009 fiscal year results).
* * * * * * * *
We acknowledge the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have further questions regarding the matters discussed in this letter, you may contact any of Peter M. Ziparo at (734) 710-5266, Paul Zier of Kirkland & Ellis LLP at (312) 862-2180, or me at (734) 710-5236.
Very truly yours,

/s/ Michael K. Sharnas
Michael K. Sharnas
Vice President and General Counsel

Cc: Ms. Aamira Chaudhry

Annex A
2009 Compared with 2008
Cost of Sales
Cost of sales for the year ended December 31, 2009 of $6,088 million decreased by $2,997 million when compared to $9,085 million for the same period of 2008. The decrease in cost of sales included $2,795 million related to product sales and $202 million related to services cost of sales. Services cost of sales decreased during the year ended December 31, 2009 due to lower utilization of the Company’s services by ACH. Product cost of sales were lower as a percent of sales for the year ended December 31, 2009 at 91% of sales as compared to 95% of sales for the year ended December 31, 2008. The following table summarizes the significant components of the Company’s product cost of sales along with significant factors contributing to the decrease in costs of sales during 2009 as compared to the prior year.

	Product Cost of Sales
	Year Ended December 31
	2009	2008	Change
	(Dollars in Millions)
Materials	$3,847	$5,560	$(1,713)
Labor and overhead	1,237	1,779	(542)
Engineering, freight and duty	510	701	(191)
Depreciation	278	323	(45)
OPEB termination	(133)	—	(133)
Other	87	258	(171)

	$5,826	$8,621	$(2,795)

Volumes and product mix			(1,170)
Divestitures and closures			(483)
Currency			(396)
Manufacturing efficiencies and restructuring savings			(381)
Engineering, design and other cost reductions			(331)
Other			(34)

			$(2,795)

The decrease in product cost of sales of $2,795 million includes $1,170 million of lower material and other variable costs associated with lower production volumes, $483 million related to divestitures and closures, $396 million associated with currency and $381 million due to net manufacturing efficiencies and restructuring savings. Product cost of sales also decreased by $331 million associated with engineering, design and other cost reductions, including $225 million of net material cost savings and customer driven design changes and $106 million of lower product engineering costs resulting from restructuring actions. Other decreases in product cost of sales of $34 million include $133 million related to the termination of Company-paid benefits under certain U.S. OPEB plans, partially offset by the non-recurrence of $63 million of OPEB and pension curtailment and settlement gains in 2008, $12 million of higher accelerated depreciation and $24 million related to the non-recurrence of 2008 asset sales and legal settlements.